Exhibit 99.B(d)(43)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Jennison Associates LLC

As of April 1, 2010, as amended November 13, 2020 and April 10, 2025

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Managed Trust

Core Fixed Income Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the Core Fixed Income Fund and the average daily value of the Assets of any other long duration/core fixed SEI mutual fund or account (each a “Long Duration/Core Fixed Fund”), collectively the “Long Duration/Core Fixed Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each Long Duration/Core Fixed Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the Long Duration/Core Fixed Funds managed by Sub-Adviser (as set forth below).1

[REDACTED]

As of the effective date of this amendment the Long Duration/Core Fixed Income Funds are as follows:

•     SEI Institutional Managed Trust Core Fixed Income Fund;

•     SEI Institutional Investments Trust Long Duration Fund;

•     SEI Institutional Investments Trust Core Fixed Income Fund; and

•     SEI Institutional Investments Trust Long Duration Credit Fund.

1 Commencing on April 10, 2025, the Adviser will apply an offset against each monthly compensation amount to the Sub-Adviser until a credit in the total amount of $[REDACTED] has been achieved. For the avoidance of doubt, the parties agree that the offset amount is meant to match the equivalent of having applied the above breakpoint schedule to the Assets beginning January 1, 2025, but do not intend the offset as a retroactive fee calculation. After that time, compensation shall revert to the above-listed breakpoint schedule.

Agreed and Accepted:

SEI Investments Management Corporation		Jennison Associates LLC

By:	/s/ James Smigiel	By:	/s/ Brett D. Doan

Name:	James Smigiel	Name:	Brett D. Doan

Title:	Chief Investment Officer	Title:	Managing Director

2